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Women-ownedMinority-owned
Hümanette

Play Cafe

118 W. 63rd Street
Kansas City, MO 64113
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $25,000 invested.
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THE PITCH
Hümanette is seeking investment to open a parent-forward, child-focused play cafe in Kansas City.
First LocationLease SecuredRenovating Location
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OUR STORY

Hümanette is the passion project of Jamie Hickey and Claire Markus: cousins and life-long friends. As our families have grown and our lives have changed, we've noticed ourselves--and our friends--longing for a place to feel like ourselves: (relatively) young women with ideas and work to do, friends to catch up with, and a big need for an occasional break. This is why they say it takes a village to raise a child--we all need a little helps sometimes. Hümanette was dreamt up as we searched for the perfect place; a parent-forward, child-focused cafe with a dedicated, supervised play area for children allowing the kids to be kids while their adult caretakers can take the opportunity to get some work done, socialize, or just relax and focus on themselves, something that is often a challenge with young children.

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THE TEAM
Jamie Hickey
Co-Owner
Claire Markus
Co-Owner
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ABOUT US

Hümanette seeks to fill the gap that many parents and other caretakers find when looking for a place to spend time that is enjoyable for both themselves and their young children. The environment, while purposefully and thoughtfully engaging and enjoyable for children, will appeal to adults visually, as well as in the offered amenities. Scheduled, supervised play opportunities will provide an informal, creative play environment where young children are occupied, safe and secure, while caretakers can choose to engage in play with them or focus on their own needs.

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OUR OFFERINGS
The children's play area will include a fixed climbing structure with slide, open, imaginative play area with building and other sensory materials (blocks, magnetic tiles, etc.), rotating themed play areas, and a reading corner.
The infant wiggle area will be supervised by the infants' caregivers. There will be open/sensory play materials including soft climbing structures, mirrors, and other developmentally appropriate toys and materials for those who are not yet walking
The bigger kid amenities will provide older siblings with the opportunity to peruse books, play games, do puzzles, make art, and just hang out while their caretakers have their time and the younger kids play
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TARGET MARKET
The target customer for Hümanette is a parent, aged 25-50 with one or more children aged 0-6.

This parent is educated at the undergraduate college level or beyond, and has a household income of at least $120,000.

One or both parents may work outside the home as Hümanette will maintain hours of operation which are available to both working and non-working parents.

These parents are likely highly engaged in their children's development and education, seeking out resources and opportunities for their children to play in ways that are intellectually stimulating, foster creativity and independence.

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LOCATION

The flagship Hümanette location will be located in the Brookside neighborhood of Kansas City, Missouri.

Brookside Village is walkable to many neighborhoods and is home to one of the most highly sought after public elementary schools in Kansas City: Border Star Montessori School (enrollment of pre-k through 6th grade).

Brookside is home to Brookside Toy and Science, an independently owned toy store, Lauren Alexandra, a high-end children's boutique, Coco women's boutique, Sierra Winter jewelry and many other local shops and restaurants, several of which are poised to be potential partners for collaborative events at Hümanette.

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7/2023

Location Secured. We've found the perfect space and are working hard to bring our Brookside flagship cafe to life!

8/2023

Capital Raise

In advance of opening our doors, we're seeking investment capital for Hümanette

9/2023

Construction Begins

1/2024

Projected Opening. We hope to first open our doors in January, ready from day one to help Kansas City work, play, & party.

BUSINESS PLAN

Q&A

Why are you raising capital and why is now a good time?

As two working moms, we've been building Hümanette as a passion project; working during nap times, after bath and bedtime stories, and other-rare-free moment we can find. As we get closer to opening our doors in Kansas City, we want to provide the families that walk in the best possible experience. From delicious cafe fare and supervised play sessions to a beautiful lounge and play space, we are committed to providing an elite experience. Your investment allows us to build the most upscale, enjoyable neighborhood hangout.

Who is your biggest inspiration?

Claire and I agree--our inspiration comes from our kids; four of them between the two of us. Not only do we want to create a space that they will love, we want them to see their moms build something that makes all of our live better.

Why are you raising capital and why is now a good time?

As two working moms, we've been building Hümanette as a passion project; working during nap times, after bath and bedtime stories, and other-rare-free moment we can find. As we get closer to opening our doors in Kansas City, we want to provide the families that walk in the best possible experience. From delicious cafe fare and supervised play sessions to a beautiful lounge and play space, we are committed to providing an elite experience. Your investment allows us to build the most upscale, enjoyable neighborhood hangout.

Who is your biggest inspiration?

Claire and I agree--our inspiration comes from our kids; four of them between the two of us. Not only do we want to create a space that they will love, we want them to see their moms build something that makes all of our live better.

Why are you raising capital and why is now a good time?

As two working moms, we've been building Hümanette as a passion project; working during nap times, after bath and bedtime stories, and other-rare-free moment we can find. As we get closer to opening our doors in Kansas City, we want to provide the families that walk in the best possible experience. From delicious cafe fare and supervised play sessions to a beautiful lounge and play space, we are committed to providing an elite experience. Your investment allows us to build the most upscale, enjoyable neighborhood hangout.

Who is your biggest inspiration?

Claire and I agree--our inspiration comes from our kids; four of them between the two of us. Not only do we want to create a space that they will love, we want them to see their moms build something that makes all of our live better.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Design, renovation, and décor $12,000
Play area build out and equipment $12,000
Cafe area build out $13,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$472,465	$914,181	$1,248,151	$1,328,072	$1,367,914
Cost of Goods Sold	$94,761	$168,553	$230,446	$244,722	$252,064
Gross Profit	$377,704	$745,628	$1,017,705	$1,083,350	$1,115,850

EXPENSES

Rent	$91,326	$93,609	$95,949	$98,347	$100,805
Marketing	$3,916	$4,013	$4,113	$4,215	$4,320
Professional License & Fees	$2,175	$175	$175	$175	$175
Maintenance, Insurance, Real Estate Taxes	$29,876	$30,622	$31,387	$32,171	$32,975
Miscellaneous Op Ex	$24,281	$24,281	$24,281	$24,281	$24,281
Combined Owners' Comp	$17,863	$76,250	$110,443	$116,343	$116,343
Employee Comp	$128,337	$225,887	$259,670	$260,814	$260,814
Payroll Tax	$22,369	$46,227	$56,627	$57,705	$57,705
Employee Health Insurance	$0	$11,748	$12,816	$12,816	$12,816
Operating Profit	$57,561	$232,816	$422,244	$476,483	$505,616

This information is provided by Hümanette. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet.pdf
Business Plan - Humanette.pdf
Investment Round Status
Target Raise $40,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends November 14th, 2022
Summary of Terms
Legal Business Name Humanette, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $25,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-4.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2029

Financial Condition
No operating history

Humanette was established in February 2021 but remained dormant until early 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of May 19, 2023 Humanette has debt of $140,493 outstanding and a cash balance of $10,000. This debt is sourced primarily from BHG Financial and will be senior to any investment raised on Mainvest. In addition to Humanette's outstanding debt and the debt raised on Mainvest, Humanette may require additional funds from alternate sources at a later date.

Forecasted milestones

Humanette forecasts the following milestones:

Secure lease in Kansas City, Missouri by May 2023.

Hire for the following positions by September, 2023: Cafe Manager, Barista, and two [2] Play Supervisors.

Grand Opening in Fall 2023.

Achieve $150,000 profit per year by 2025.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Humanette to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Humanette operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Humanette competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Humanette's core business or the inability to compete successfully against the with other competitors could negatively affect Humanette's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Humanette's management or vote on and/or influence any managerial decisions regarding Humanette. Furthermore, if the founders or other key personnel of Humanette were to leave Humanette or become unable to work, Humanette (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Humanette and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Humanette is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Humanette might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Humanette is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Humanette

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Humanette's financial performance or ability to continue to operate. In the event Humanette ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Humanette nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Humanette will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Humanette is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Humanette will carry some insurance, Humanette may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Humanette could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Humanette's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Humanette's management will coincide: you both want Humanette to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Humanette to act conservative to make sure they are best equipped to repay the Note obligations, while Humanette might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Humanette needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Humanette or management), which is responsible for monitoring Humanette's compliance with the law. Humanette will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Humanette is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Humanette fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Humanette, and the revenue of Humanette can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Humanette to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Hümanette. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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